January 25, 2023

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Thomas Jones

Erin Purnell

Re:	Tempo Automation Holdings, Inc.

Registration Statement on Form S-1

Filed December 22, 2022

File No. 333-268958

Ladies and Gentlemen:

On behalf of Tempo Automation Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on December 22, 2022. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated January 18, 2023, relating to the Form S-1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Registration Statement on Form S-1

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the PIPE investors, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, the PIPE investors, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii and 10-11 of the Amended Form S-1.

January 25, 2022

Cover Page

2.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii, 7, 19, 29, 36 and 78 of the Amended Form S-1.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholder for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 10-11 of the Amended Form S-1.

Summary Risk Factors, page 4

4.	Please expand this section and the Risk Factors section to include appropriate risk factors to disclose the risks presented by the common stock purchase agreement. For instance, the risk factors should discuss, without limitation:

•	The dilutive effect of the pricing mechanism on existing security holders; and

•	The likelihood that you will have access to the full amount available under the common stock purchase agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Form S-1.

Risk Factors, page 8

5.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10-11 of the Amended Form S-1.

January 25, 2022

Management’s Discussion and Analysis, page 58

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 8-9, 10, 18-19 and 77-78 of the Amended Form S-1.

7.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9, 18-19 and 77-78 of the Amended Form S-1.

8.	We note the disclosure in your post-effective amendment filed on October 18, 2022 about projected revenue and an Adjusted EBITDA loss for the full year ending December 31, 2023 of $17.3 million and $5.4 million, respectively and your updated guidance in your Form 8-K filed on December 16, 2022 about: (1) revenue is anticipated to be between $14 million and $17 million for the full year ending December 31, 2023; and (2) Adjusted EBITDA for the full year ending December 31, 2023 is expected to be between a $6.5 million loss and an $8.5 million loss. It appears that you have lowered your 2023 projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9, 18-19 and 77-78 of the Amended Form S-1.

9.	Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: In response to the Staff’s comment, the Company advises the Staff that it has not entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination.

January 25, 2022

Executive and Director Compensation, page 91

10.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99-107 of the Amended Form S-1.

Exhibits

11.	Please revise the exhibit index to indicate that the common stock purchase agreement and the registration rights agreement with White Lion Capital, Inc. were filed as exhibits 10.1 and 10.2 to the Form 8-K filed on November 23, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Amended Form S-1.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:	Joy Weiss, Tempo Automation Holdings, Inc.

Ryan Benton, Tempo Automation Holdings, Inc.

Thomas G. Brandt, Latham & Watkins LLP

Bryan S. Ryan, Latham & Watkins LLP